SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For June 12, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on June 12, 2012.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 12 June 2012

ING Bank reaches agreement with US Authorities

ING Bank announced today that it has entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of Columbia and the District Attorney of the County of New York (together the “U.S. Authorities”) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007.

Under the terms of the Deferred Prosecution Agreements, no further action will be taken against ING Bank if it meets the conditions set forth in the agreements. As part of the settlement, ING Bank has agreed to pay a total penalty of USD 619 million. As announced on 9 May 2012, ING Bank took a provision in the first quarter of 2012 to cover this issue.

ING Bank previously disclosed in its annual reports and other public filings that it was in discussions with authorities concerning compliance with OFAC requirements in relation to transactions executed by Commercial Banking. Since 2006, prior to receiving inquiries from the U.S. Authorities, ING initiated two extensive internal investigations. Much of the findings, which were voluntarily disclosed to OFAC, focused on conduct relating to transactions associated with ING Bank’s Cuban operations, as well as business with counterparties in other OFAC sanctioned countries. The discussions with authorities on these issues did not involve ING’s Insurance and Investment Management operations, nor Retail Banking or ING Direct.

ING Bank has cooperated closely and constructively with regulators and other authorities throughout this process. The U.S. Authorities have recognized ING’s substantial cooperation in the resolution and ING’s efforts and commitment to continuously enhance compliance within the organisation.

“The violations that took place until 2007 are serious and unacceptable. The facts as compiled in the statement of the Department of Justice describe a very different ING than the company we’re all working so hard for today,” said Jan Hommen, CEO of ING Group. “Since starting the investigations in 2006, ING Bank has taken decisive actions to strengthen compliance throughout the organisation and heighten employee awareness of compliance risks. This continues to be a key priority in the interests of our customers, employees and other stakeholders, and serves to ensure we remain abreast of compliance risks in an increasingly complex financial services industry.”

ING Bank is fully committed to conducting its business with the highest levels of integrity, which includes strict compliance with all applicable laws, regulations and standards in each of the markets and jurisdictions in which it operates. ING Bank has taken various steps to strengthen global compliance risk management. The Bank:

•

Voluntarily terminated relationships with sanctioned banks and entities, including closing its representative office in Cuba in 2007 and liquidating the Netherlands Caribbean Bank, which was concluded in 2009.

•	Created a central team focused on preventing and detecting money laundering and terrorist financing and related policies and procedures.

•

Implemented enhanced compliance and risk management procedures on a global basis to improve the Compliance function and increased the number of compliance staff, which now has in excess of 400 full time ING employees dedicated to Compliance across our worldwide operations.

•	Enhanced its global compliance training programme as part of ING’s continuing focus on building a compliance-based culture.

•	Amended key policies and guidelines and the international rollout of several programmes for education, awareness and monitoring of sanctions and compliance issues.

All enhancements that have been implemented in the past years are designed to meet or exceed current rules and regulations of law enforcement agencies and are aimed at preventing practices of this type from occurring in the future.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: June 12, 2012